EXHIBIT 99.1

Aeterna Zentaris Receives NASDAQ Notification Regarding Minimum Bid Price Requirement

CHARLESTON, S.C., Jan. 08, 2020 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) today announced that it has received a notification letter from The Nasdaq Stock Market LLC ("Nasdaq") indicating that, because the closing bid price of the Company’s common stock for 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The notification has no immediate effect on the listing of the Company’s common shares on Nasdaq. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until July 1, 2020, to regain compliance with the minimum bid price requirement, during which time the Company’s common shares will continue to trade on the Nasdaq Capital Market. If at any time during the compliance period the bid price of the Company’s common shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by July 1, 2020, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its common shares between now and July 1, 2020, and is considering its options in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company intends to cure the deficiency within the prescribed grace period.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company's listing on that stock exchange.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. The clinical development of Macrilen™ (macimorelin) for pediatric use is ongoing. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements in this press release include the Company’s plans to regain compliance with the Nasdaq minimum bid price within the prescribed grace period, the Company’s possible eligibility for additional time to regain compliance with such requirements upon expiration of the 180-day prescribed compliance period, and the Company’s expectation that its common shares will continue to be listed and traded on the Nasdaq Capital Market during the prescribed compliance period. With respect to the forward-looking statements contained in this press release, the Company has made numerous assumptions regarding, among other things, the risk that the Company’s common shares may be delisted from the Nasdaq Capital Market, which could materially affects their market price and liquidity. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information – Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to regain compliance with the Nasdaq minimum bid price within the prescribed grace periods, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential delay or termination of our pediatric clinical trial program, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
(843) 900-3211